# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SMARTKEM INC., CIK 0001817760
CUSIP: 83193D203
Title of class of securities: COMMON STOCK, $0.001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: Manchester Technology Center, Hexagon To, Delaunays Road, Blackley, Manchester, United Kingdom (X0), M9 8GQ
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001927401

## Reporting persons
- Five Narrow Lane LP: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 287,187; shared voting power 0; sole dispositive power 287,187; shared dispositive power 0; aggregate amount beneficially owned 287,187 (4.69% of the class)
  Comment: Note to 5, 7 and 11: Based on 6,134,963 shares outstanding as of November 11, 2025 pursuant to a Form 10-Q filed on November 13, 2025 with the Securities and Exchange Commission.

## Item 1. Issuer
Name of issuer: SMARTKEM INC.
Address of issuer's principal executive offices: Manchester Technology Center, Hexagon Tower, Delaunays Road, Blackley, Manchester, M9 8GQ, U.K.

## Item 2. Person Filing
Name of person filing: Five Narrow Lane LP
Address of principal business office or, if none, residence: 510 Madison Avenue, Suite 1400, New York, NY 10022
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 287,187.00
Percent of class: 4.69%
Sole power to vote or to direct the vote: 287,187.00
Shared power to vote or to direct the vote: 0 Shares
Sole power to dispose or to direct the disposition: 287,187.00
Shared power to dispose or to direct the disposition: 0 Shares

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Five Narrow Lane LP: /s/ Arie Rabinowitz, Arie Rabinowitz/Managing Member of the General Partner (01/21/2026)